SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-5860

                           NOTIFICATION OF LATE FILING

 (Check One):   |_| Form 10-K   |_| Form 11-K   |_| Form 20-F     |X| Form 10-Q
                |_| Form N-SAR

     For Period Ended:         June 30, 2002
                           --------------------------------------------


|_|   Transition Report on Form 10-K      |_|   Transition Report on From 10-Q
|_|   Transition Report on Form 20-F      |_|   Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

         For the Transition Period Ended: ____________________________________

          Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
__________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Recoton Corporation
                          ----------------------------------------------
Former name if applicable

                            2950 Lake Emma Road
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Address of principal executive office (Street and number)

                            Lake Mary, Florida 32746
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City, state and zip code

                                     PART II
                             RULE 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




                                    PART III
                                    NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Recoton Corporation (the "Company") could not complete its filing on Form 10-Q for the quarter ended June 30, 2002 (the "June 10-Q") due to a delay in obtaining and compiling information required to be included in the June 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, the Company will file the June 10-Q no later than the fifth calendar day following the prescribed due date.



                                     PART IV
                                OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification.

         Arnold Kezsbom                                      (407) 333-8900
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             (Name)                             (Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s). |X| Yes |_| No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes|_| No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Form 10-Q is expected to show operating results for the three months ended June 30, 2002 and 2001 substantially as follows (in thousands, except income per share data)(unaudited):

                                                    Three Months Ended
                                                         June 30,
                                                --------------------------
                                                  2002              2001*
                                                  ----             -----

        Net Sales, including $1,270 in
          restructuring and one-time charges    $   124,227    $      122,855

        Cost of Sale, including $12,840 in
          restructuring and one time
          charges in 2002                            98,470            83,350

        Gross Profit                                 25,757            39,505

        Selling, General & Administrative
          Expense, including $6,537 in
          restructuring and one-time
          charges in 2002                            44,832            35,929

        Operating Income                            (19,080)            3,576

        Other (Income) Expenses:
          Interest Expense                            5,351             6,770
          Amortization of Financing Costs               867               774
          Investment Income                             (15)              (37)
                                                 -----------     -------------

        Loss Before Income Taxes                    (25,283)           (3,931)

        Income Tax (Benefit**)/Provision              -                (1,180)
                                                -----------    ---------------

        Net Loss**                              $   (25,283)   $       (2,751)
                                                ============   ===============

        Basic and Diluted Loss Per Share**      $     (2.08)    $       (0.23)
                                                ===========    ==============

        Average Number of Shares Used
          In Computing Per Share Amounts             12,138            11,883
                                                ===========    ==============


             * Certain reclassifications have been made to conform to current period classifications.

             ** In the event the Company does not obtain certain waivers of defaults from its lending group, there is the potential for the addition to the Company's valuation allowance against deferred tax assets recorded in the amount of approximately $29,000,000, which would result in an increase to the tax provision in a like amount.

          The foregoing numbers are subject to review by the Company's auditors. The anticipated material change in the quarterly net loss is attributable primarily to the continued losses in the Company's video game segment. In addition, in view of the video game segment's continued poor performance, the Company has restructured the business of such segment with the view of returning the segment to profitability. As a result, the Company also incurred approximately $20 million in restructuring changes.

                               Recoton Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 15, 2002             By:   /s/ Arnold Kezsbom
      ----------------                 ----------------------------------
                                        Arnold Kezsbom
                                        Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

          (1) This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

          (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

          (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          (5) Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.